SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

IMAGISTICS INTERNATIONAL INC.

(Name of Subject Company)

ORANGE MERGER CORP.

OCÉ N.V.

(Names of Filings Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

Series A Junior Participating Preferred Stock Purchase Rights

(Title of Class of Securities)

45247T104

(CUSIP Number of Class of Securities)

Jan F. Dix

Secretary, Orange Merger Corp.

Urbanusweg 43, 5914 CA Venlo	5450 North Cumberland Avenue
The Netherlands	Chicago, IL 60656
Tel: 31 77 359 2201	Tel: (773) 714-4401

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Transaction Value* $686,246,742	David L. DeNinno Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219 Tel: (412) 288-3214	Amount of Filing Fee** $80,771.24

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value assumes the purchase of all outstanding shares of common stock of Imagistics International Inc. at the tender offer price of $42.00 per share. The transaction value also includes the offer price of $42.00 less $18.4387, which is the average exercise price of outstanding options, multiplied by 1,441,560, the estimated number of options outstanding.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $80,771.24	Filing Party: Océ N.V.
Form or Registration No.: Schedule TO	Date Filed: September 19, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 19, 2005, as amended on October 5, 2005 (the “Schedule TO”), by Orange Merger Corp., a Delaware corporation (“Purchaser”) and Océ N.V., a corporation organized under the laws of the Netherlands (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all the shares of common stock, par value $0.01 per share, including the associated Series A Junior Participating Preferred Stock purchase rights (together, the “Shares”), of Imagistics International Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $42.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 8. Interest in Securities of the Subject Company

Item 11. Additional Information

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by including the following:

“The Offer expired at midnight, New York City time, on Monday October 17, 2005. As of the expiration of the Offer, approximately 13,018,344 Shares were tendered in the Offer, representing approximately 83% of the Shares. In addition, notices of guaranteed delivery representing approximately 561,711 Shares were received, which, together with the tendered Shares, represent approximately 87% of the Shares. Purchaser accepted all validly tendered Shares in accordance with the terms of the Offer. Payments for accepted Shares will be made promptly by the Depositary.

Purchaser and Parent commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period began at 9:00 a.m. on October 18, 2005. Purchaser will immediately accept all Shares properly tendered, as they are tendered, during the subsequent offering period and will pay for such Shares promptly. Stockholders who tender during the subsequent offering period will receive the same $42.00 per Share, net to the seller in cash, paid during the initial offering period. The subsequent offer is on the same terms and subject to the same conditions set forth in the Offer to Purchase, dated September 19, 2005 and the related Letter of Transmittal, except that, as permitted by the rules of the SEC, the Shares tendered during the subsequent offering period may not be withdrawn. The subsequent offering period will expire at 5:00 p.m., New York City time, on October 25, 2005.

On October 18, 2005, Parent issued a press release announcing that it had gained control of the Company and the commencement of the subsequent offering period. A copy of the press release is attached hereto as Exhibit (a)(1)(I) and the information in the press release is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

“(a)(1)(I) Press Release issued by Parent on October 18, 2005.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orange Merger Corp.

By	/S/ R. L. VAN IPEREN
Name: Title:	R. L. van Iperen President/CEO

Océ N.V.

By	/S/ R. L. VAN IPEREN
Name: Title:	R. L. van Iperen Chairman, Board of Executive Directors.

October 18, 2005

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EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(I)	Press Release issued by Parent on October 18, 2005.

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